MKS INSTRUMENTS, INC.
2 Tech Drive, Suite 201
Andover, MA 01810
August 17, 2009
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Mellissa Duru

Re:	MKS Instruments, Inc. Schedule TO-I Filed August 3, 2009 File No. 5-58011
Dear Ms. Duru:
     This letter is in response to your letter, dated August 11, 2009, to Mark G. Borden, counsel to MKS Instruments, Inc. (the “Company”), relating to the Company’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 3, 2009.
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, MKS INSTRUMENTS, INC.
By:	/s/ RONALD C. WEIGNER
	Name:	Ronald C. Weigner
	Title:	Vice President, Chief Financial Officer and Treasurer